UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C.   20549


                        SCHEDULE 13G


          UNDER THE SECURITIES EXCHANGE ACT OF 1934

              (AMENDMENT NO. _______7________)*

                  Optical Specialties, Inc.
____________________________________________________________

                      (Name of Issuer)

                        Common Stock
____________________________________________________________

               (Title of Class of Securities)

                        683 849 20 2
____________________________________________________________

                        (CUSIP NUMBER)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      683 849 20 2                  13G-A


1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Aetna Casualty and Surety Company
             151 Farmington Avenue
             Hartford, CT.   06156-3124   IRS Identification
No. 06-6033504
____________________________________________________________


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)_________
                               N/A
                           (b)_________
____________________________________________________________

3.  SEC USE ONLY

____________________________________________________________


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
____________________________________________________________


                                  5.  SOLE VOTING POWER

                                             0

                               _______________________________
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH
                                  6.  SHARED VOTING POWER

                                             N/A

                                _______________________________


                                  7.  SOLE DISPOSITIVE POWER

                                             0

                                _______________________________


                                  8.  SHARED DISPOSITIVE POWER

                                             N/A

                                _______________________________

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                    0
____________________________________________________________


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

          N/A
____________________________________________________________


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0
____________________________________________________________


12. TYPE OF REPORTING PERSON*

          IC
____________________________________________________________

*SEE INSTRUCTION BEFORE FILLING OUT!

                                        SCHEDULE 13G


Item 1(a).        Name of Issuer:

                  Optical Specialties, Inc.

Item 1(b).        Address of Issuer's Principal Executive
                  Offices:

                  4281 Technology Drive
                  Fremont, California 94538

Item 2(a).        Name of Person Filing:

                  The Aetna Casualty and Surety Company

Item 2(b).        Address of Principal Business Office or, if none,

                  Residence:
                  151 Farmington Avenue
                  Hartford, Connecticut  06156-3124

Item 2(c).        Citizenship:

                  Connecticut

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  683 849 20 2

Item 3.            Statement filed pursuant to Rule 13d-1(b).

                   Insurance Company as defined in section 3(a)(19) of the Act

Item 4.            Ownership.

                   (a). Amount Beneficially Owned

                               0

                   (b). Percent of Class:

                               0

                   (c). Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote -  0
                      (ii)  shared power to vote or to direct the vote - N/A
                      (iii) sole power to dispose or to direct the
                            disposition of - 0
                      (iv) shared power to dispose or to direct the disposition of - N/A

Item 5.           Ownership of Five Percent or Less of a Class.

                  This statement is being filed to report the fact that as of the date hereof The Aetna Casualty and Surety Company has ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  N/A

Item 7.           Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on By the Parent Holding Company.

                  N/A

Item 8.           Identification and Classification of
                  Members of the Group.

                  N/A

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  December 07, 1995
  __________________
  Date


  LUCILLE M. NICKERSON
  _______________________________________
  Signature

  Lucille M. Nickerson, Vice President and Corporate Secretary
  Name/Title